UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Holly Energy Partners LP

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)

435763107
(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only)
	Sinclair Tulsa Refining Company - 20-3986676

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Wyoming

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,293,540

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,293,540

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,293,540

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*    Based on the 19,767,400 shares of the Issuer’s Common Stock that were issued and outstanding on November 6, 2009, plus the 1,373,609 shares issued to the Reporting Person, as disclosed by the Issuer in its Form S-3 filing dated December 1, 2009.

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only)
	Sinclair Oil Corporation - 20-3986441

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Wyoming

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,293,540

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,293,540

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,293,540

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*    Based on the 19,767,400 shares of the Issuer’s Common Stock that were issued and outstanding on November 6, 2009, plus the 1,373,609 shares issued to the Reporting Person, as disclosed by the Issuer in its Form S-3 filing dated December 1, 2009.

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only)
	The Sinclair Companies - 83-0230188

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Wyoming

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,293,540

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,293,540

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,293,540

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*     Based on the 19,767,400 shares of the Issuer’s Common Stock that were issued and outstanding on November 6, 2009, plus the 1,373,609 shares issued to the Reporting Person, as disclosed by the Issuer in its Form S-3 filing dated December 1, 2009.

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only)
	Carol Holding

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,293,540

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,293,540

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,293,540

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*    Based on the 19,767,400 shares of the Issuer’s Common Stock that were issued and outstanding on November 6, 2009, plus the 1,373,609 shares issued to the Reporting Person, as disclosed by the Issuer in its Form S-3 filing dated December 1, 2009.

      SCHEDULE 13G/A

Item 1(a).	Name of Issuer:

Holly Energy Partners LP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Crescent City Court, Suite 1600
Dallas, Texas
75201-3555

Item 2(a).	Name of Person Filing:

Sinclair Tulsa Refining Company
Sinclair Oil Corporation
The Sinclair Companies
Carol Holding
Each of the shares listed in Item 4 below for each reporting person / entity is held by Sinclair Tulsa Refining Company (“Sinclair Tulsa”). Sinclair Tulsa is wholly-owned by Sinclair Oil Corporation, which is in turn wholly-owned by The Sinclair Companies. Sinclair Oil Corporation and The Sinclair Companies may be deemed to have beneficial ownership of the shares of the Issuer held by Sinclair Tulsa. Carol Holding, by virtue of her ability to vote the outstanding shares of common stock of The Sinclair Companies, may be deemed to have beneficial ownership of the shares of the Issuer held by Sinclair Tulsa. Mrs. Holding disclaims beneficial ownership of the common units except to the extent of her pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

550 East South Temple
Salt Lake City, Utah
84130-0825

Item 2(c).	Citizenship:

Sinclair Tulsa Refining Company: Wyoming Sinclair Oil Corporation: Wyoming The Sinclair Companies: Wyoming Carol Holding: The United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:
435763107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Sinclair Tulsa Refining Company

(a)	Amount beneficially owned as of December 31, 2009: 1,293,540

(b)	Percent of class: 6.1%[1]

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,293,540
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,293,540

Sinclair Oil Corporation

(a)	Amount beneficially owned as of December 31, 2009: 1,293,540

(b)	Percent of class: 6.1%[1]

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,293,540
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,293,540

The Sinclair Companies

(a)	Amount beneficially owned as of December 31, 2009: 1,293,540

(b)	Percent of class: 6.1%[1]

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,293,540
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,293,540

Carol Holding

(a)	Amount beneficially owned as of December 31, 2009: 1,293,540

(b)	Percent of class: 6.1%[1]

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,293,540

(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,293,540

1.	The percent of class is calculated based on the 19,767,400 shares of the Issuer’s Common Stock that were issued and outstanding on November 6, 2009, plus the 1,373,609 shares issued to the Reporting Person, as disclosed by the Issuer in its Form S-3 filing dated December 1, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SINCLAIR TULSA REFINING COMPANY
Date: February 16, 2010	By:	/s/ Ross B. Matthews
Vice President

SINCLAIR OIL CORPORATION
Date: February 16, 2010	By:	/s/ Ross B. Matthews
Chief Executive Officer

THE SINCLAIR COMPANIES
Date: February 16, 2010	By:	/s/ Ross B. Matthews
Chief Operating Officer

CAROL HOLDING
Date: February 16, 2010	By:	/s/ Carol Holding
Carol Holding, individually

EXHIBIT INDEX
1. Joint Filing agreement dated February 16, 2010 by and among Sinclair Tulsa Refining Company, Sinclair Oil Corporation, The Sinclair Companies and Carol Holding.